

Mail Stop 3561

August 4, 2009

<u>Via U.S. Mail</u>

Charles W. Moorman
Chairman, President and Chief Executive Officer
Norfolk Southern Corporation
Three Commercial Place
Norfolk, Virginia 23510

> **Re: Norfolk Southern Corporation**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed: July 22, 2009**
> **File No. 333-158238**

Dear Mr. Moorman:

    We have reviewed your responses to the comments in our letter dated June 30, 2009 and have the following additional comments.

<u>Form S-4</u>

<u>Exhibit 5.1</u>

1. We note your response to prior comment 6. However, your definition of "Opined on Law" contains qualifying language that is inappropriate under federal securities laws. Accordingly, please remove the statement that your opinion is limited to laws "normally applicable to transactions of the type governed or contemplated by the Exchange Offer, the Indenture and the Exchange Notes." Furthermore, your reference to "judicial or regulatory orders or decrees…" should be removed as it is unclear whether, and how, this language is intended to modify the scope of the opinion provided. The sixth paragraph of your opinion should clearly state, without qualification, that you are opining on the laws of the Commonwealth of Virginia, including applicable provisions of the constitution and reported judicial interpretations interpreting such laws.

Exhibit 5.2

2. We note your response to prior comment 8. However, your definition of "Opined on Law" contains qualifying language that is inappropriate under federal securities laws. Accordingly, please remove the statement that your opinion is limited to laws "normally applicable to transactions of the type governed or contemplated by the Exchange Offer, the Indenture and the Exchange Notes." Furthermore, your reference to "judicial or regulatory orders or decrees…" should be removed as it is unclear whether, and how, this language is intended to modify the scope of the opinion provided. The sixth paragraph of your opinion should clearly state, without qualification, that you are opining on the laws of the State of New York, including applicable provisions of the constitution and reported judicial interpretations interpreting such laws.

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Charles W. Moorman
Norfolk Southern Corporation
August 4, 2009
Page 3

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Matthew Spitzer at (202) 551-3227 or me at (202) 551-3314 with any questions.

Sincerely,

Daniel Morris
Attorney-Advisor

cc: David J. Goldschmidt, Esq.
         (*via facsimile*) *(917) 777-3574*